Exhibit 99.4

Disclosure of Transactions in Own Shares

Paris, August 12, 2024 – In accordance with the authorizations given by the shareholders’ general meeting on May 24, 2024, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from August 05 to August 09, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
05/08/2024	280,845	59.170162	16,617,644.15	XPAR
05/08/2024	210,000	59.159664	12,423,529.44	CEUX
05/08/2024	25,000	59.173870	1,479,346.75	TQEX
05/08/2024	25,000	59.178321	1,479,458.03	AQEU
06/08/2024	306,434	59.101430	18,110,687.60	XPAR
06/08/2024	200,000	59.101764	11,820,352.80	CEUX
06/08/2024	20,000	59.113625	1,182,272.50	TQEX
06/08/2024	15,000	59.110811	886,662.17	AQEU
07/08/2024	300,000	60.441492	18,132,447.60	XPAR
07/08/2024	189,480	60.431535	11,450,567.25	CEUX
07/08/2024	20,000	60.420859	1,208,417.18	TQEX
07/08/2024	20,000	60.425696	1,208,513.92	AQEU
08/08/2024	296,719	60.751336	18,026,075.67	XPAR
08/08/2024	190,000	60.757876	11,543,996.44	CEUX
08/08/2024	20,000	60.752454	1,215,049.08	TQEX
08/08/2024	20,000	60.741435	1,214,828.70	AQEU
09/08/2024	268,289	61.268140	16,437,568.01	XPAR
09/08/2024	161,000	61.293912	9,868,319.83	CEUX
09/08/2024	31,000	61.260329	1,899,070.20	TQEX
09/08/2024	21,000	61.260604	1,286,472.68	AQEU
Total	2,619,767	60.116522	157,491,279.99

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).